UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 12, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Announcement in relation to Aviation Fuel Hedging Activities
and
2008 Results Warning

This announcement is made by China Eastern Airlines Corporation Limited pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Part I Aviation Fuel Hedging Activities

As the global financial crisis further deteriorated and the international crude oil price continued to plummet, the closing price of the West Texas Intermediate (WTI) crude oil on the New York Mercantile Exchange was US$44.60 per barrel on 31 December 2008. As at 31 December 2008, China Eastern Airlines Corporation Limited (the “Company”) incurred an actual cash loss of US$14,150,000 from the settlement of the current aviation fuel hedging contracts in that month. Based on the preliminary estimates of the Company, the fair value loss on the aviation fuel hedging contracts of the Company as of 31 December 2008 was approximately RMB6.2 billion (unaudited). The actual payment of compensation by the Company hitherto will not have significant impact on the cash flow of the Company.

At the request of the Shanghai Stock Exchange, the Company hereby makes the following supplemental explanations: the purpose of engaging in aviation fuel hedging activities is to lock in the fuel costs of the Company. The key structure of the aviation fuel hedging used by the Company comprises buying call options and simultaneously selling put options. Under the circumstances of a bullish market, this structure is used mainly to hedge the high premiums of buying call options through selling put options. This is associated with the risk of having to make up the loss when the spot prices of aviation fuel dropped below the specified lower limits of the put options. When the spot prices of aviation fuel drops below those specified lower limits, the Company, as an end user of aviation fuel, would be obliged to make payment under the hedging contracts on the one hand and be benefited by the lowered purchase prices of spot aviation fuel on the other. Therefore, the losses incurred by the hedging contracts can be offset to some extent while the ultimate purpose of the aviation fuel hedging activities is served. The Company strictly follows the “Corporate Accounting Principles - Hedging Activities” regarding the accounting treatment of fuel hedging transactions. The revenue generated from fuel hedging transactions is used to offset spot aviation fuel cost. The fair value of transactions that do not fall within the accounting treatment for hedging activities will be directly recorded in current profit or loss. Based on self-inspection by the Company, the annual transaction value of the fuel hedging activities of the Company did not exceed the actual oil consumption of the Company for that year, which is in compliance with the regulations of the Company, the authorization of the board of directors and the historical information disclosure of the Company.

Part II 2008 Results Warning

1.	Estimated results for the year

1.	Period to which the estimated results apply: 1 January 2008 to 31 December 2008;

2.	Estimated results: significant loss will be recorded for the Company in 2008;

3.	The estimated results have not been audited by certified auditors.

2.	Results of the corresponding period in the last year (1 January 2007 to 31 December 2007)

1.	Net profit attributable to equity holders of the Company: RMB586 million;

2.	Earnings per share: RMB0.12.

3.	Explanation

1.
The Company recorded a loss of approximately RMB2.292 billion and a gearing ratio of 98.49% in the first three quarters of 2008, reflecting the heavy financial burden it suffered. A pronounced global economic recession since the second half of 2008 led to a drastic decrease in air transportation demand. As a result, the civil aviation industry is facing an industry-wide crisis. In addition, the fourth quarter is the traditional off-season for the aviation industry. It is anticipated that the Company will suffer significant operating losses in 2008.

2.	The loss of fair value in the aviation fuel hedging contracts of the Company as at 31 December 2008 will affect the profit or loss of the Company in 2008 in the amount of approximately RMB6.2 billion.

4.	Other related matters

The board of directors of the Company wishes to remind investors to consider the risks involved and be cautious in making investment decisions.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
9 January 2009